EXHIBIT 5

FEC HEADQUARTERS Vancouver, British Columbia E-mail: info@FECResources.com Website: http://www.FECResources.com

FEC RECEIVES FURTHER EXTENSION FOR LOAN REPAYMENT

Dateline: Vancouver, British Columbia

Ticker: “FECOF”

Date: October 1, 2024

FEC RESOURCES INC. (PINK: FECOF) (“FEC” or the “Company”) received a request for a repayment plan from PXP Energy Corporation (“PXP”) with respect to the $738,206 principal and approximately $88,443 of accrued interest due to PXP by the Company. The loan was due on September 30, 2024.

The Company is pleased to report that it requested and received an extension of the repayment due date from September 30, 2024 to December 31, 2024, with all other terms of the loan remaining the same.

On behalf of the Board of,

FEC Resources Inc.

Daniel Carlos

Director and Chief Executive Officer

For more information please e-mail info@FECResources.com or visit the FEC Resources website at www.fecresources.com.